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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement in Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. )

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Subject Company (issuer))

QUILMES INDUSTRIAL S.A.
(Translation of Issuer’s Name into English)

BEVERAGE ASSOCIATES HOLDING LTD. - OFFEROR
COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
(Name of Filings Persons (identifying status as offeror, issuer or other person))

Class B Common Shares, without par value

American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number)

Graham D. Staley
Companhia de Bebidas das Américas - AmBev
Rua Dr. Renato Paes de Barros, n° 1017, 4° andar
04530-001 São Paulo, SP
Brazil
(55-11) 2122-1428

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
David Mercado, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

Calculation of Filing Fee
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Transaction Valuation*(1)	Amount of Filing Fee**(2)

$313,433,078.71	$33,537.34

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* Set forth the amount on which the filing fee is calculated and state how it was determined
**A Schedule TO-T was filed today by Beverage Associates Holding Ltd., CIK #0001010246, amount paid was $33,537.34.

(1) The transaction valuation is calculated by considering 6,872,480 Class A Shares and 8,661,207 Class B Shares, which is the maximum number of shares of Quilmes Industrial (Quinsa), Société Anonyme, subject to the Offer, multiplied by the purchase price of $3.35 per Class A Share and $33.53 per Class B Share.

(2) The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 5 for fiscal year 2007, equals $107.00 per $1,000,000 of the transaction value, or U.S. $33,537.34.

[ ✓] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $33,537.34

Filing Party: Beverage Associates Holding Ltd.

Form or Registration No.: Schedule TO-T

Date Filed:  1-25-07

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) is filed by Companhia de Bebidas das Américas - AmBev, a Brazilian corporation (“AmBev”) and Beverage Associates Holding Ltd., a Bahamas corporation and wholly-owned subsidiary of AmBev (the “Offeror”). This Schedule TO relates to the offer by Offeror to purchase any and all outstanding Class A Shares and Class B Shares (including Class B Shares held as American Depositary Shares (“ADSs”) of Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg company (“Quinsa” or the “Company”) upon the terms and subject to the conditions set forth in the Offer Document and in the related Letters of Transmittal attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) (which, as amended or supplemented from time to time, together constitute the “Offer”). The information set forth in the Offer Document, including all schedules thereto, and in Schedule TO-C filed with the Commission on November 9, 2006 by AmBev and the Offeror, is hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer Document is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is Quilmes Industrial (Quinsa), Société Anonyme. The address of Quinsa’s principal executive offices is 84, Grand Rue L-1660 Luxembourg, Grand-Duchy of Luxembourg. Quinsa’s telephone number is (352) 47 38 85. Quinsa’s authorized representative in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715. The information set forth in the Offer Document in Section 8 (“The Offer -Certain Information Concerning the Company and the Offeror”) is incorporated herein by reference.

(b) As of January 25, 2007, the Company had issued and outstanding 611,312,480 Class A Shares and 47,050,121 Class B Shares (including Class B Shares held as ADSs).  The Class A Shares and Class B Shares (including Class B Shares held as ADSs) that the Offeror is offering to purchase represent approximately 1.1% of Quinsa’s outstanding Class A Shares and 18.4% of Quinsa’s outstanding Class B Shares, respectively.

(c) The information set forth in the Offer Document in Section 6 (“The Offer - Price Range of Shares and ADSs; Dividends”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) AmBev and Offeror are the filing persons. The business address of AmBev is Rua Dr. Renato Paes de Barros, 1017, 4th floor, CEP 04530-001, São Paulo, SP, Brazil, tel.: (5511) 2122-1415, e-mail: ir@ambev.com.br., and the registered office of Offeror is Mareva House, 4 George Street, Nassau, Bahamas.

The information set forth in the Offer Document in Section 8 (“The Offer - Certain Information Concerning the Company and the Offerors”) is incorporated herein by reference.

(b) The information set forth in the Offer Document in Section 8 (“The Offer - Certain Information Concerning the Company and the Offerors”) is incorporated herein by reference. During the last five years, none of AmBev or the Offeror has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

  (a)  The following information set forth in the Offer Document is incorporated herein by reference:

-  Summary Term Sheet;

-  Section A (“Special Factors - Purpose of the Offer; Certain Effects of the Offer”);

-  Section D (“Special Factors - United States Federal Income Tax Consequences”);

-  Section E (“Special Factors - Luxembourg Income Tax Consequences”);

-  Section 1 (“The Offer - Number of Shares”);

-  Section 2 (“The Offer - Procedures for Tendering Shares and ADSs”);

-  Section 3 (“The Offer - Withdrawal Rights”);

-  Section 4 (“The Offer - Purchase of Shares and ADSs and Payment of Purchase Price”);

-  Section 10 (“The Offer - Interest of Directors and Executive Officers”); and

-  Section 13 (“The Offer - Extension of the Tender Offer; Termination; Amendment”).

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) The information set forth in Section 9 (“The Offer - Past Contracts, Transactions, Negotiations and Agreements between AmBev and the Company”) and 10 (“The Offer - Interest of Directors and Executive Officers”) in the Offer Document is incorporated herein by reference.

(b) The information set forth in Section 9 (“The Offer - Past Contracts, Transactions, Negotiations and Agreements between AmBev and the Company”) in the Offer Document is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b) and (c)(1) through (7) The information set forth in the Summary Term Sheet and in Sections A (“Special Factors - Purpose of the Offer; Certain Effects of the Offer”) and 8 (“The Offer - Certain Information Concerning the Company and the Offerors”) in the Offer Document is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in Section 7 (“The Offer - Source and Amount of Funds”) in the Offer Document is incorporated herein by reference.

(b), (d) None.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in Sections 8 (“The Offer - Certain Information Concerning the Company and the Offeror”), 9 (“The Offer - Past Contracts, Transactions, Negotiations and Agreements between AmBev and the Company”) and 10 (“The Offer - Interest of Directors and Executive Officers”) in the Offer Document is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 14 (“The Offer - Fees and Expenses”) in the Offer Document is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) Not applicable.

(b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in Sections 8 (“The Offer -Certain Information Concerning the Company and the Offerors”), 9 (“The Offer - Past Contracts, Transactions, Negotiations and Agreements between AmBev and the Company”), 10 (“The Offer - Interest of Directors and Executive Officers”) and 12 (“The Offer - Legal Matters; Regulatory Approvals”) in the Offer Document is incorporated herein by reference.

(b) The information set forth in the Offer Document, in the related Letter of Transmittal to Tender Shares and in the related Letter of Transmittal to Tender American Depositary Shares, copies of which are filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) respectively hereto, as each may be amended from time to time, is incorporated herein by reference.

ITEM 12. EXHIBITS

(a)(1)(i)	Offer Document, dated January 25, 2007.
(a)(1)(ii)	Letter of Transmittal to Tender Shares.
(a)(1)(iii)	a. Letter of Transmittal to Tender American Depositary Shares. b. Notice of Guaranteed Delivery.
(a)(1)(iv)	Notice of Withdrawal.
(a)(1)(v)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vii)	Press Release issued by AmBev on January 25, 2007 announcing Intent to Commence a Tender Offer.
(a)(2)	Please see Exhibit (a)(1)(i).
(a)(3)	None. Please see Exhibit (a)(1)(i).
(a)(4)	Not applicable.
(a)(5)	None.
(b)	None. Please see Exhibit (a)(1)(i).
(g)	None. Please see Exhibit (a)(1)(i).
(h)	None. Please see Exhibit (a)(1)(i).

ITEMS 13    INFORMATION REQUIRED BY SCHEDULE 13E-3.

Item 2. Subject Company Information.

(d) The information set forth in Section 6 (“The Offer - Price Range of Shares and ADSs; Dividends”) in the Offer Document is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in Section 9 (“The Offer - Past Contracts, Transactions, Negotiations and Agreements between AmBev and the Company”) in the Offer Document is incorporated herein by reference.

Item 4. Terms of Transaction.

(c) None.

(d) The information set forth in Section 11 (“The Offer -Appraisal Rights”) in the Offer Document is incorporated herein by reference.

(e) None.

(f) Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(c) The information set forth in Section 9 (“The Offer - Past Contracts, Transactions, Negotiations and Agreements between AmBev and the Company”) in the Offer Document is incorporated herein by reference.

(e) The information set forth in Section 9 (“The Offer - Past Contracts, Transactions, Negotiations and Agreements between AmBev and the Company”) in the Offer Document is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)  The information set forth in the Summary Term Sheet and in Section A (“Special Factors - Purpose of the Offer; Certain Effects of the Offer”) in the Offer Document is incorporated herein by reference.

(c)(8) The information set forth in the Summary Term Sheet and in Section A (“Special Factors - Purpose of the Offer; Certain Effects of the Offer”) in the Offer Document is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) through (c), The information set forth in the Offer Document in the Summary Term Sheet, and in Sections 1 (“The Offer - Number of Shares”) and A (“Special Factors - Purpose of the Offer; Certain Effects of the Offer”) of the Offer Document is incorporated herein by reference.

(d) The information set forth in the Offer Document in the Summary Term Sheet, and in Sections A (“Special Factors - Purpose of the Offer; Certain Effects of the Offer”), D (“Special Factors - United States Federal Income Tax Consequences”) and E (“Special Factors - Luxembourg Income Tax Consequences”) of the Offer Document is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) through (f) The information set forth in the Offer Document in the Summary Term Sheet, in Sections B (“Special Factors - Position of the Offerors Regarding Fairness of the Offer”), C (“Special Factors - Position of the Company Regarding Fairness of the Offer”), F (“Special Factors - Reports, Opinions, Appraisals and Negotiations”), and 9 (“The Offer - Past Contracts, Transactions, Negotiations and Agreements between AmBev and the Company”) and in Annexes 1 and 2 of the Offer Document (“Opinion of Citigroup Global Markets Inc., as Financial Adviser to the Company’s Board of Directors in connection with the Offer”, and “Presentation by Citigroup Global Markets Inc. to the Board of Directors of the Company on December 15, 2006”) is incorporated herein by reference.

Item 9. Reports, Opinion, Appraisals and Negotiations.

(a), (b) and (c) The information set forth in the Offer Document in Sections C (“Special Factors - Position of the Company Regarding Fairness of the Offer”) and F (“Special Factors - Reports, Opinions, Appraisals and Negotiations”) and in Annexes 1 and 2 of the Offer Document (“Opinion of Citigroup Global Markets Inc., as Financial Adviser to the Company’s Board of Directors in connection with the Offer”, and “Presentation by Citigroup Global Markets Inc. to the Board of Directors of the Company on December 15, 2006”) is hereby incorporated by reference.

Item 10. Source and Amount of Fund or Other Consideration.

(c) The information set forth in Section 14 (“The Offer - Fees and Expenses”) is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d) The information set forth in Section 10 (“The Offer - Interest of Directors and Executive Officers”) is incorporated herein by reference.

(e) The information set forth in Sections B (“Special Factors - Position of the Offeror regarding fairness of the Offer”), C (“Special Factors - Position of the Company regarding fairness of the Offer”), 8 (“The Offer - Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares and ADSs”) and 9 (“The Offer - Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares and ADSs”) is incorporated herein by reference.

Item 13. Financial Information.

  (a) The audited financial statements of Quinsa as of and for the two fiscal years ended December 31, 2004, and December 31, 2005, are hereby expressly incorporated herein by reference to Quinsa’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC on June 30, 2006. The unaudited financial information of Quinsa as of and for the six months ended June 30, 2006, is hereby expressly incorporated herein by reference to Quinsa’s Report of Foreign Issuer on Form 6-K, filed with the SEC on August 15, 2006.

  (b) Not material.

Item 14. Persons/Assets Retained, Employed, Compensated or Used.

   (b) The information set forth in Section C (“Special Factors - Position of the Company regarding fairness of the Offer”) is incorporated herein by reference.

Item 16. Exhibits.

   (c) Please see Annexes 1 and 2 of the Offer Document (“Opinion of Citigroup Global Markets Inc., as Financial Adviser to the Company’s Board of Directors in connection with the Offer”, and “Presentation by Citigroup Global Markets Inc. to the Board of Directors of the Company on December 15, 2006”).

   (f) The information set forth in Section 11 (“The Offer -Appraisal Rights”) in the Offer Document is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV,
by
/s/ Pedro de Abreu Mariani
Name: Pedro de Abreu Mariani
Title: Officer

by
/s/ Milton Seligman
Name: Milton Seligman
Title: Officer

BEVERAGE ASSOCIATES HOLDING LTD.,
by
/s/ Lucas Machado Lira
Name: Lucas Machado Lira
Title: Attorney-in-fact

by
/s/ Pedro de Abreu Mariani
Name: Pedro de Abreu Mariani
Title: Attorney-in-fact